UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-QSB   ☐ Form N-SAR   ☐ Form N-CSR

For the Period Ended:  June 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - COMPANY INFORMATION

Full Name of Company:  India Globalization Capital, Inc.

Former Name, if Applicable:

Address of Principal Executive Office (Street and Number): 4336 Montgomery Ave., Bethesda, Maryland 20814

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

PART III - NARRATIVE
The Registrant has been unable to complete preparation and to file its Form 10-QSB for the quarter ended June 30, 2007, without unreasonable effort and expense due to delays in gathering information required to complete the preparation of certain financial and business statements to be contained in the Form 10-QSB.  As a result, the Registrant’s auditors have not yet had an opportunity to complete their review of the unaudited financial statements. It is anticipated that the Form 10-QSB Report, along with the audited financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrant’s Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

John Selvaraj     (301) 983-0998

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

India Globalization Capital, Inc.

Date	August 14, 2007	By	/s/ Ram Mukunda
Ram Mukunda Chief Executive Officer, President and Director (Principal Executive Officer)